40-33

811-6463
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

September 21, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons in *Richard T. Boyce v. A I M Management Group, Inc., et al.*:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-092107SEC
092107 jc

07060475

AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the above persons, copies of **Memorandum And Order On Dismissal and Final Judgment** in the above matter.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Kimberly Garber, SEC – Fort Worth
Mr. Sandra Gonzalez, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,	§	
Plaintiff,	§	
v.	§	CIVIL ACTION NO. H-04-2587
AIM MANAGEMENT GROUP, INC.,	§	
Defendants.	§	

FINAL JUDGMENT

For the reasons set forth in the Court's *Memorandum and Order on Dismissal* of even date, this case is **DISMISSED WITH PREJUDICE**.

This is a **FINAL JUDGMENT**.

The Clerk is to provide a copy of this order to all parties.

Signed at Houston, Texas, on this 17th day of September, 2007.

KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,	§	
Plaintiff,	§	
v	§	CIVIL ACTION NO. H-04-2587
AIM MANAGEMENT GROUP, INC.,	§	
Defendants.	§	

MEMORANDUM AND ORDER ON DISMISSAL

Pending before the Court is Defendants' Motion to Dismiss the Third Derivative Consolidated Amended Complaint (Docket Entry No. 82), which includes a motion for reconsideration of the Court's Memorandum and Order of September 29, 2006. Plaintiff filed a response in opposition to the motion to dismiss (Docket Entry No. 86), to which Defendants filed a reply (Docket Entry No. 87). Defendants' motion to dismiss (Docket Entry No. 82) is **GRANTED** in part and **DENIED** in part, and this lawsuit is **DISMISSED WITH PREJUDICE**.

I. PROCEDURAL BACKGROUND

On September 29, 2006, the Court entered a memorandum and order dismissing Count III of Plaintiff's Second Consolidated Amended Complaint ("SAC") with leave to amend, and dismissing the remaining counts with prejudice. Count III raised a class action federal claim under section 36(b) of the Investment Company Act. The Court determined that the

claim was derivative and could not be brought as a class action, and granted plaintiff leave to amend. Counts VI through VIII were class action state law claims, which the Court dismissed with prejudice pursuant to the preclusion and preemption provisions of the Securities Litigation Uniform Standards Act ("SLUSA"). 15 U.S.C. § 78bb(f)(1)(A).

As authorized by the Court, Plaintiff filed the Third Derivative Consolidated Amended Complaint ("DAC") (Docket Entry No. 80). Defendants filed a motion to dismiss the DAC, which motion included a request for the Court to reconsider its order granting leave to amend. Defendants argue that because one or more counts of the SAC were dismissed as preempted by SLUSA, the entire SAC should have been dismissed as preempted.

Moving in the alternative, Defendants seek dismissal of the DAC under Federal Rules of Civil Procedure Rules 12(b)(1) and (6) on grounds that the DAC (1) is an "abusive amendment" exceeding the scope of leave to amend, (2) fails to allege facts for the relevant one-year "look back" period of December 7, 2005 through December 7, 2006, and (3) fails to plead facts which, if proven, establish disproportionate fees charged to services rendered.

II. STANDARD OF REVIEW

Under Federal Rules of Civil Procedure Rule 12(b)(6), a court may dismiss a complaint for failure to state a claim upon which relief can be granted. A claim will be dismissed under this rule only if it appears certain that the plaintiff cannot prove any set of facts in support of his claim that would entitle him to relief. *Leffall v. Dallas Indep. Sch.*

Dist., 28 F.3d 521, 524 (5th Cir. 1994). When considering a Rule 12(b)(6) motion to dismiss a complaint, a court must accept the complaint's well-pleaded facts as true and view them in the light most favorable to the plaintiff. *Johnson v. Johnson*, 385 F.3d 503, 529 (5th Cir. 2004).

Rule 12(b)(1) demands dismissal of a complaint if the court lacks jurisdiction over the subject matter of the plaintiff's complaint. A case is properly dismissed for lack of subject matter jurisdiction when the court lacks the statutory or constitutional power to adjudicate the case. *Home Builders Ass'n of Miss., Inc. v. City of Madison*, 143 F.3d 1006, 1010 (5th Cir. 1998). The burden of establishing subject matter jurisdiction is on the party seeking to invoke it. *Ramming v. United States*, 281 F.3d 158, 161 (5th Cir. 2001). In deciding a motion to dismiss pursuant to Rule 12(b)(1), the court may consider: (1) the complaint alone, (2) the complaint supplemented by undisputed facts evidenced in the record, or (3) the complaint supplemented by undisputed facts, plus the court's resolution of disputed facts. *Id.* A Rule12(b)(1) motion to dismiss should be granted only when it appears without a doubt that the plaintiff can prove no set of facts in support of his claims which would entitle him to relief. *Home Builders Ass'n of Mississippi, Inc.*, 143 F.3d at 1010.

III. THE SLUSA PREEMPTION

In its earlier order, the Court dismissed Plaintiff's SAC class action state law claims with prejudice as preempted by SLUSA. An in-depth analysis of the SLUSA preemption

provision was not necessary at that time. The nature of Defendants' pending motion for reconsideration, however, now mandates such an analysis.

A court's role in interpreting a statute such as SLUSA is to give effect to Congress's intent. *See Negonsott v. Samuels*, 507 U.S. 99, 104 (1993). As a general principle, the interpretation of a statute is controlled by its plain language. *Barnhart v. Sigmon Coal Co.*, 534 U.S. 438, 450 (2002). Thus, the first step in determining whether preclusion or preemption of a class action state law claim under SLUSA requires dismissal of the entire class action lawsuit is to examine the statutory language itself. *See Consumer Prod. Safety Comm'n v. GTE Sylvania, Inc.*, 447 U.S. 102, 108 (1980). The court follows the plain and unambiguous meaning of the statutory language, interpreting undefined terms according to their ordinary and natural meaning and the overall policies and objectives of the statute. *United States v. Kay*, 359 F.3d 738, 742 (5th Cir. 2004). If the statute is ambiguous, the court may look to the legislative history for guidance. *Id.* However, a court may depart from the plain language of a statute only by an extraordinary showing of a contrary congressional intent in the legislative history. *Garcia v. United States*, 469 U.S. 70, 75 (1984).

Under its preemption provision, SLUSA provides that

> (1) Class Action Limitations: No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging–
>
> > (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or

> (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

15 U.S.C. § 78bb(f)(1). Within SLUSA, the term "covered class action" refers to "any single lawsuit" or "any group of lawsuits" meeting certain statutory definitions. *See, e.g.*, 15 U.S.C. § 78bb(f)(5)(B)(i)(III). Plaintiff does not dispute that both the class action and the securities in this case are "covered" within the meaning of the statute.

Federal courts routinely recognize the SLUSA preemption of class actions brought wholly under state law, as well as the non-preemption of those brought wholly under federal securities law. *See, e.g.*, *Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294 (3d Cir. 2005); *Superior Partners v. Chang*, Case No. 06-cv-3966 (S.D. Tex. 2007). A zone of uncertainty, however, arises in applying the SLUSA preemption to covered class action lawsuits filed in federal court having claims under both state and federal law. Plaintiff's SAC was such a lawsuit.

Defendants contend that because this Court dismissed Plaintiff's SAC covered class action state law claims pursuant to section 78bb(f)(1), it was required to dismiss the entire lawsuit as preempted. Under this all-inclusive theory, if any part of a covered class action is dismissed as preempted by SLUSA, the entire lawsuit must be dismissed as preempted by SLUSA. Plaintiff, on the other hand, argues that nothing in SLUSA's language or legislative history suggests that its preemptive reach extends to federal law claims brought within

covered class action lawsuits. Thus, at issue is whether SLUSA required the Court to dismiss Plaintiff's SAC lawsuit without leave to amend the section 36(b) federal claim.

The parties present cogent arguments in support of their respective positions, and courts that have traveled this path prior to this Court's embarkment have arrived at opposite ends. Defendants cite *Lord Abbett Mutual Funds Fee Litigation*, 2006 WL 3483946 (D.N.J. 2006), a purported class action case procedurally similar to the instant case. In *Lord Abbett*, the district court initially dismissed the plaintiff's class action state law claims under SLUSA, and granted plaintiff leave to replead the class action federal claim as a derivative claim. In moving for reconsideration of the latter portion of the order, the defendants argued, as Defendants do here, that once the court dismissed the class action state law claims under SLUSA, it was obligated to dismiss the entire class action lawsuit. The defendants relied on dicta appearing in *Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294 (3d Cir. 2005), which indicated that SLUSA may require dismissal of an entire class action where one or more claims in the class action, albeit all state law claims, are preempted by SLUSA.

Agreeing with the defendants, the *Lord Abbett* court granted reconsideration, vacated the order allowing plaintiffs to replead, and dismissed the entire action under SLUSA. The *Lord Abbett* court subsequently applied the same reasoning in *Franklin Mutual Funds Fee Litigation*, 478 F. Supp.2d 677 (D.N.J. 2007), and dismissed an entire federal class action complaint as preempted by SLUSA, even though it noted that the plaintiff's federal claims were properly pleaded. The court emphasized that SLUSA's preemption provision applied

to "actions, not claims, counts, or allegations." *Lord Abbett* at *3 (internal quotations omitted).

Plaintiff argues that in reaching the opposite result, the federal district court in *American Mutual Funds Fee Litigation*, CV-04-5593 (C.D. Cal. 2007), found *Lord Abbett* "unpersuasive," and held instead that

> As to SLUSA, that statute does not preempt or preclude federal securities claims merely because they may be included in a [class action] complaint that includes preempted state law claims.
>
> * * * *
>
> SLUSA precludes only 'covered class actions based upon the statutory or common law of any state' and precludes plaintiffs from bringing such actions; the language does not refer to an action 'any part of which' is based on state law. Given the statutory purpose – which is to eliminate certain state, but not federal, securities cases – the words 'covered class action' should be read to include lawsuits, or those portions of lawsuits, that assert the claims Congress meant to eliminate. Any other reading is counterintuitive.

Id. at *5. *Lord Abbett* is correct in holding that SLUSA expressly preempts "actions," and *American Mutual* correctly notes that SLUSA expressly preempts actions "based on state law," not actions *partially* based on state law.[1] A plain language reading of the preemption provision, therefore, does not resolve the uncertainty.

---

[1]The level of uncertainty is increased by the fact that Congress prevented this ambiguity elsewhere in the statute by inclusion of the word "exclusively." In carving out an exception to "covered class action," Congress provided that, "Notwithstanding subparagraph (B), the term 'covered class action' does not include an *exclusively* derivative action brought by one or more shareholders on behalf of a corporation." 15 U.S.C. § 78bb(f)(5)(C) (emphasis added)

In discussing the purpose and legislative history of SLUSA, the Supreme Court recently observed that the Private Securities Litigation Reform Act of 1995 ("PSLRA") was enacted by Congress as a means of controlling massive class action securities litigation that was "being used to injure the entire U.S. economy." *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 547 U.S. 71, 126 S. Ct. 1503, 1510 (2006) (internal quotations deleted). The Court continued:

> [This] effort to deter or at least quickly dispose of those suits whose nuisance value outweighs their merits placed special burdens on plaintiffs seeking to bring federal securities fraud class actions. But this effort had an unintended consequence: It prompted at least some members of the plaintiffs' bar to avoid the federal forum altogether. Rather than face the obstacles set in their path by the [PSLRA], plaintiffs and their representatives began bringing class actions under state law, often in state courts.
>
> * * * *
>
> To stem this shift from Federal to State courts and prevent certain State private securities class action lawsuits alleging fraud from being used to frustrate the objectives of the [PSLRA], . . . Congress enacted SLUSA.

Id. at 1511.

This Court finds guidance in the Supreme Court's analysis of SLUSA in *Dabit*. In addressing the broad scope to be given SLUSA in light of its legislative purpose, the Court observed that,

> In concluding that SLUSA pre-empts state-law holder class-action claims of the kind alleged in Dabit's complaint, we do not lose sight of the general presumption that Congress does not cavalierly pre-empt state-law causes of action. But that presumption carries less force here than in other contexts because *SLUSA does not actually pre-empt any state causes of action. It*

simply denies plaintiffs the right to use the class action device to vindicate certain claims.

126 S. Ct. at 1514 (emphasis added; citations and internal quotations omitted). Although dicta, the Supreme Court's use of the word "claims" lends support to plaintiff's argument that only his class action state law claims are preempted, not the entire SAC lawsuit. Further, Plaintiff's reliance on dicta appearing in another recent Supreme Court case is well-taken. In *Jones v. Bock*, the Supreme Court noted that

> As a general matter, if a complaint contains both good and bad claims, the court proceeds with the good and leaves the bad. Only the bad claims are dismissed; the complaint as a whole is not. If Congress meant to depart from this norm, we would expect some indication of that, and we find none.

549 U.S.__, 127 S. Ct. 910, 924 (2007). Although written in reference to a federal statute other than SLUSA, the Court's observation remains germane: if Congress intended SLUSA to preclude both federal and state claims presented in a "covered class action," such indication would be apparent. It is not.

Preempting the covered class action state law claims within a federal lawsuit while allowing the federal claims to proceed remains true to both the plain language of the statute and the congressional preference for "national standards for securities class action lawsuits involving nationally traded securities." SLUSA § 2(5). Simply put, there is neither a "plain language" nor a "legislative intent" rationale for adopting Defendants' all-inclusive approach

for dismissing the entirety of this lawsuit under SLUSA.[2] Without clearer guidance from either the statute, Congress, or the Supreme Court, this Court is not inclined to hold that state *and* federal claims raised in a covered federal class action fall within the preemptive scope of SLUSA.

Accordingly, Defendants' motion to dismiss, insofar as it requests reconsideration of the Court's order of September 29, 2006 allowing leave to amend, is **DENIED**.

IV. THE RELEVANT "LOOK BACK" TIME FRAME

Plaintiff was granted leave to amend Count III of the SAC to replead properly his class action section 36(b) claim as a derivative claim. Defendants seek dismissal of the DAC on grounds that, *inter alia*, it fails to allege facts for the relevant one-year "look back" period of December 7, 2005 through December 7, 2006. Defendants assert that because Plaintiff changed the core facts of his section 36(b) claim in the DAC, the DAC claim does not "relate back" to the 2004 SAC under Rule 15(c), Federal Rules of Civil Procedure, and no facts are alleged for the relevant one-year "look back" period of December 7, 2005 through December 7, 2006.

---

[2]This Court is not alone in declining to adopt such an approach. *See, e.g., Broadhead Ltd. Partnership v. Goldman, Sachs & Co.*, No. 06-cv-009, 2007 WL 951623 (E.D. Tex., March 26, 2007) ("The court grants in part and denies in part the defendant's motion to dismiss[.] SLUSA preempts all of the plaintiff's state law claims. They are dismissed with prejudice. Plaintiff has stated a claim under the [Investment Advisors Act]. The motion to dismiss is denied with respect to that claim."). *See also LaSala v. Bank of Cyprus Public Co. Ltd.*, 2007 WL 2331049 (S.D.N.Y. 2007) ("In the absence of clear indication from the Supreme Court, I am bound by existing [circuit law], until such time as [the circuit court] should change its mind or the Supreme Court decide the question squarely. Accordingly, I consider plaintiffs' claims separately. Only those that are supported by allegations that fall within the scope of SLUSA's preemption are preempted.")

Under section 36(b)(3), damages are not recoverable prior to one year before the action was instituted. The DAC was filed on December 7, 2006. If that date constitutes the date that the section 36(b) action was "instituted," then the DAC does not assert damages allegations stating a cognizable claim. In support of their argument, Defendants again rely on *Franklin Mutual Funds Fee Litigation*, 478 F. Supp.2d 677 (D.N.J. 2007), a case with numerous parallels to the instant case. In *Franklin*, as here, the court dismissed with leave to amend the plaintiffs' section 36(b) class action "shelf-spacing" claims against the brokers, and the plaintiffs amended to plead section 36(b) derivative claims against the advisors. The defendants moved to dismiss the new claims for the same reasons urged here – that the section 36(b) action was instituted as of the filing of the amended complaint, not the dismissed complaint, and that the "relating back" provision of Rule 15(d) is inapplicable. The court agreed, and held that because class actions under section 36(b) are not recognized, no section 36(b) action was "instituted" until plaintiffs filed the derivative section 36(b) claims in the amended complaint. As no facts supporting damages for the proper time period were pleaded, no cognizable claim was presented.

The court's reasoning on this issue in *Franklin Mutual* is persuasive. Section 36(b) clearly states that "An *action* may be brought under this subsection . . . by a security holder of such registered investment company *on behalf of such company*. . ." 15 U.S.C. § 80a-35(b)(3) (emphasis added). This Court must decline plaintiff's invitation to divorce "action" from "on behalf of such company." *See Davis v. Fechtel*, 150 F.3d 486, 488 (5th Cir. 1998)

("Specific words within a statute, however, may not be read in isolation of the remainder of that section or the entire statutory scheme.") No "action" meeting the section 36(b) statutory provision was filed until December 7, 2006, when plaintiff filed an "action" "on behalf of such company." Until that time, only a class action lawsuit – a claim not cognizable under section 36(b) – was on file. That plaintiff styled his claim as a section 36(b) claim did not make it such a claim. As recognized by the Supreme Court, section 36(b) "create[d] an entirely new right[.]" *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 541 (1984). Until plaintiff pleaded properly a cause of action falling within the statutory parameters of that right, no section 36(b) claim was pleaded. Accordingly, plaintiff instituted his section 36(b) action on December 7, 2006 with the filing of the derivative DAC.

Nor does the "relation back" provision of Rule 15(c), Federal Rules of Civil Procedure, change the "look back" time period to the 2003 through 2004 time frame raised in the SAC. The recovery of damages under section 36(b)(3) is statutorily limited: "No award of damages shall be recoverable for any period prior to one year before the action was instituted." The specific statutory provisions of sections 36(b) and 36(b)(3) dictate this Court's finding that plaintiff instituted his section 36(b) action on December 7, 2006, and Rule 15(c) cannot be used to defeat the statutory "look back" limitation on the recovery of damages. The recovery of damages is a substantive, not procedural, right provided by sections 36(b) and 36(b)(3). The Rules Enabling Act, 28 U.S.C. § 2072, specifically mandates that the Federal Rules of Civil Procedure "shall not abridge, enlarge, or modify any

substantive right." (Emphasis added.) Accordingly, plaintiff cannot utilize Rule 15(c) to expand his statutory right to recover damages under section 36(b)(3).

Defendants next argue within this same context that because plaintiff fails to set forth facts showing damages for the applicable one-year "look back" period of December 7, 2005 to December 7, 2006, there are no allegations supporting the section 36(b) claim and it must be dismissed. Plaintiff responds to this argument in a footnote stating that sufficient damages allegations regarding this time frame appear in the DAC. (Docket Entry No. 86, p. 26 n.21.) The Court has reviewed carefully those paragraphs of the DAC cited by plaintiff and finds no relevant facts pleaded for the "look back" period of 2005 through 2006, a deficiency entirely consistent with plaintiff's position that 2003 through 2004 is the relevant "look back" period. Accordingly, plaintiff fails to plead facts alleging damages within the relevant "look back" time period, and the section 36(b) claim must be dismissed.[3]

[3]In a single, twelve-word sentence appearing in footnote on the last page of his response, plaintiff conditionally requests leave to amend the DAC. The Fifth Circuit recognizes that in order for a party to take advantage of the liberal amendment rules as outlined in the Federal Rules of Civil Procedure, the party requesting amendment, even absent a formal motion, need only set forth with particularity the grounds for the amendment and the relief sought. *United States v. Dow Chemical Co.*, 343 F.3d 325, 330-331 (5th Cir. 2003) "A bare request in an opposition to a motion to dismiss – without any indication of the particular grounds on which the amendment is sought – does not constitute a motion within the contemplation of Rule 15(a)." *United States v. Willard*, 336 F.3d 375, 386-87 (5th Cir. 2003) (citation omitted). This is true particularly where, as here, the plaintiff already was granted leave to amend. *See id.* at 387-88. Plaintiff's footnote request offers no grounds on which leave to amend should be permitted, and includes no proposed amendment for the Court's consideration. To the extent that plaintiff intended the footnote as a motion for leave to amend, the motion is **DENIED**.

In light of this ruling, the Court does not reach the other grounds for dismissal of the DAC raised by the motion to dismiss. That portion of Defendants' motion seeking dismissal of the DAC is **GRANTED**, and this lawsuit is **DISMISSED WITH PREJUDICE**.

The Court acknowledges that the question is a close one and applicable law is sparse. If either side believes additional authority should be considered, Federal Rules of Civil Procedure Rule 59 provides a mechanism for putting it before the Court.

V. CONCLUSION

Defendants' motion to dismiss (Docket Entry No. 82) is **GRANTED** in part and **DENIED** in part, and this lawsuit is **DISMISSED WITH PREJUDICE**. Any and all other pending motions are **DENIED AS MOOT**.

The Clerk will provide a copy of this order to the parties.

Signed at Houston, Texas, on this the 17th day of September, 2007.

Keith P. Ellison

KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

END